UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On September 2, 2014, in connection with the previously announced registration for sale of up to 14,923,306 of AerCap Holdings N.V. (“AerCap”) ordinary shares held by Waha Capital PJSC (“Waha”), AerCap entered into a registration agreement with Waha and several underwriters and dealers.  The above description of the registration agreement is qualified by reference to the registration agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statement File No. 333-198517 and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V, Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch.

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
Name: Aengus Kelly
Title: Authorized Signatory

Date: September 5, 2014

EXHIBIT INDEX

99.1
Registration Agreement, dated as of September 2, 2014, between AerCap Holdings N.V, Waha AC Coöperatief U.A., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Nomura International plc, Citibank N.A., London Branch, and Deutsche Bank AG, London Branch.